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  CORPORATE ENHANCED VALUES AGREEMENT
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 This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions. This agreement is effective as of the date shown on the policy data pages.

 WHAT DOES THIS AGREEMENT PROVIDE?

 This agreement adjusts the premium charge, policy issue charge, monthly policy charge, cost of insurance charge, surrender charge, and if applicable, the asset charge or mortality and expense risk charge that would otherwise apply to your policy. These adjusted charges are shown on the policy data pages.

 HOW ARE THE ACCUMULATION AND SURRENDER VALUES OF YOUR POLICY AFFECTED BY THIS AGREEMENT?

 The accumulation and surrender values will be affected by this agreement. Since premium, policy issue, monthly policy, cost of insurance, surrender, and if applicable, the asset or mortality and expense risk charges are adjusted by this agreement, the policy's surrender value with this agreement will be higher than it otherwise would be during the first several years of the policy. The policy charge for this agreement applies for the years shown on the policy data pages and will impact the accumulation value.

 WILL A SURRENDER OF YOUR POLICY IN EXCHANGE FOR ANOTHER INSURANCE POLICY OR CONTRACT IMPACT THE SURRENDER VALUES OF YOUR POLICY?

 Yes. If your policy is surrendered in exchange for another insurance policy or contract, an additional asset based surrender charge will be applied to your policy upon surrender. The Corporate Enhanced Values Agreement (CEVA) Asset Based Surrender Charge is shown on your policy data pages.

 IS THERE A MONTHLY POLICY CHARGE FOR THIS AGREEMENT?

 Yes. For the years shown on the policy data pages, each month we will assess against your accumulation value a policy charge that is a percentage of your accumulation value. The maximum Corporate Enhanced Values Agreement (CEVA) Charge is shown in the policy data pages.

 DOES THIS AGREEMENT ADJUST OTHER PROVISIONS OF YOUR POLICY?

 Yes. Only the Level Death Benefit Option and the Increasing Death Benefit Option are available with this agreement. In addition, the initial minimum premium required for your policy to become effective is equal to the Corporate Enhanced Values (CEVA) Minimum Premium which is shown on the policy data pages.

 WHEN WILL THIS AGREEMENT TERMINATE?

 This agreement will terminate:

     (1) when your policy terminates or is surrendered; or
     (2) upon the death of the insured.

 This agreement may not be removed other than by termination or surrender of the policy.

 CAN THIS AGREEMENT BE REINSTATED?

 Yes. If this agreement was in force at the time the policy terminated, this agreement must be reinstated subject to the reinstatement provisions of the policy.


 /s/ Robert L. Senkler                             /s/ Gary R. Christensen
 ---------------------                             -----------------------
 President                                         Secretary







14-20009  Corporate Enhanced Values Agreement  Minnesota Life Insurance Company